

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2013

<u>Via E-mail</u>
Daniel S. Glaser
President and Chief Executive Officer
Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, New York 10036-2774

     Re: **Marsh & McLennan Companies, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed February 27, 2013
              File No. 1-05998

Dear Mr. Glaser:

We refer you to our comment letter dated September 17, 2013 regarding business contacts with Cuba, Sudan, and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Cecilia Blye

                                    Cecilia Blye, Chief
                                    Office of Global Security Risk

cc: Jeffrey Riedler
        Assistant Director
        Division of Corporation Finance